Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

May 10, 2018

Re:	iConsumer Corp.

Amendment No. 2 to Offering Statement on Form 1-A

Filed March 27, 2018

File No. 024-10795

Dear Mr. Spirgel:

We acknowledge receipt of comments in your letter of March 20, 2018 regarding the Offering Statement of iConsumer Corp. (the “Company”), which we have set out below, together with our responses.

Letter to Prospective Shareholders, page 4

1. We note your changes in response to our prior comment 9. Further revise your disclosure here to caution potential investors that your own token offering will require a substantial amount of money that you currently do not have, will require a significant amount of time to develop and will not occur in the foreseeable future.

The Company has revised the disclosure.

Risk Factors

The company is depending on the incentive of ownership in the company to attract customers, page 7

2. We note your response to our prior comment 1. Tell us how the adjustment to the relative split between stock and Bitcoin during the pendency of the offering is permitted by Regulation A. We note that Regulation A does not permit "at the market" offerings, and as your response indicates, you intend to adjust the relative split of stock and Bitcoin per transaction based upon the current market price of your preferred stock. We further note that your preferred stock only began trading on the OTCQB on December 1, 2017.

The Company has revised the statements in the risk factor and elsewhere to clarify that the number of shares of stock will be based on the price of the preferred stock in effect in the Company’s qualified offering.

Using Bitcoin as compensation creates speculative risk, page 9

3. We note that Bitcoin gets credited to a Member's account at the time of a purchase; therefore the conversion from the rebate percentage amount of the sale of goods to Bitcoin takes place months before a Member can sell his or her Bitcoin. In addition to the speculative risk for the Company, highlight the speculative risk to the Member of a significant drop in the value of Bitcoin between the time of the reward and the time a Member may transfer his or her Bitcoin.

The Company has added disclosure in the risk factor “Using Bitcoin creates speculative risk to the member.”

Plan of Distribution, page 13

4. We note your response to our prior comment 4. Please further explain in Plain English (possibly using an example) how the Company assumes all the risk of a drop in value of Bitcoin or Ether tendered as consideration for the purchase of shares. For example, if an investor on Day 1 tenders enough Bitcoin to purchase $10,000 in shares, but the price of Bitcoin drops in relation to the dollar before the subscription is accepted, does the investor still receive $10,000 in shares? Would or could the Company refuse to accept the tender in such a situation to avoid the loss on the purchase? In addition, explain how your plans to have multiple closings affects the investment risk for purchasing with Bitcoin or Ether. For example, clarify whether the Company could delay a closing of share purchases from investors using cryptocurrency until the price of either cryptocurrency is favorable to the Company while closing on purchases from investors tendering cash for the purchase of shares.

The Company has added disclosure in “Plan of Distribution.”

5. We note your response to our prior comment 3 and are unable to agree, for the reasons we outline in comment 9 below. For example, it appears that a Member residing in Texas could have earned, and could continue to earn, shares for his or her purchases. Explain how this is not an offering and sale of sale of securities in any state where a Member is capable of receiving a reward for his or her purchase of goods via the Company's consumer platform.

The Company has determined to engage a broker-dealer that is a FINRA member in order to be able to make sales in all states and has thus amended the disclosure to remove references to states in which it is not selling securities. The company has not yet reached agreement with any broker but will file a supplement to add appropriate disclosure when it does so.

Investors' Tender of Funds, page 14

6. We note your disclosure that you may have multiple closings for the offering. Explain why. We note that you characterize the receipt of funds from the Escrow agent or an investor as a "Closing." Explain when you will accept funds directly from an investor instead of from the Escrow Agent. Explain the statement: "The Company will hold a Closing within 30 calendar days after successful due diligence."

The Company has added a further explanation of closing mechanics in “Investors’ Tender of Funds.”

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The Incentive Program, page 15

7. We note your response to our prior comment 7. Revise the disclosure accompanying your screen shots to clarify that the "5% of their shopping earnings for life" reference is payable solely in Bitcoin. Confirm through additional disclosure in your examples that the Bitcoin is awarded to George every time Jody shops and how the 5% is calculated, when it is converted from cash to Bitcoin and credited to George's account and when George may transfer the Bitcoin. Clarify whether George continues to earn shares and Bitcoin for any Member that is referred by Jody.

The Company has expanded on the disclosure in “The Incentive Program.”

General

8. Include a new risk factor highlighting the risk that Bitcoin investors could use the Company's rewards program to speculate in Bitcoin to the detriment of the Company. For example, a Bitcoin investor could become a Member through the purchase of goods via the Company's consumer platform. At the time of purchase, the Bitcoin investor/Member would know how much Bitcoin he or she would be entitled to. Prior to the period permissible for returns, the Bitcoin investor/Member could track the price of Bitcoin relative to the dollar and if the dollar value of Bitcoin drops significantly, the Bitcoin investor/Member could return the goods purchased and unwind the transaction leaving the Company vulnerable to the Bitcoin loss if the Company does not effectively hedge its Bitcoin exposure.

The Company has added a risk factor, entitled “The ability of a member to return goods creates risk to the company” to the Offering Circular, as requested by the Staff.

9. We note your statement in response to our prior comment 8 and are unable to agree. Members continue to earn shares in consideration of their purchases (and have done so since May 23, 2017). While the shares were not transferred to Members' accounts, Members were clearly offered shares during this period, and after they made purchases, they were awarded shares that they could track on the their ledgers on the Company's website. Tell us why delivery of the shares constitutes the time of sale under Section 5 of the Securities Act of 1933, in light of the fact that a Member has, prior to delivery, already completed the purchase that results in the shares being awarded.

The Company continues to believe that it has the right under the Stock Award program and its Terms of Service not to make awards under that program when there is no qualified offering statement in effect, and that any potential award of shares that may have been recorded on a ledger was subject to those Terms. However, in light of the fact that it is in the interests of the Company to have a larger number of shareholders, the Company has decided that it will treat shares relating to purchases after February 13, 2018 as being earned (subject, of course, to compliance with conditions such as the execution of the Subscription Agreement) and to offer a right of rescission to the persons recorded as having been awarded such shares. The Company intends to make the rescission offer pursuant to a separately filed offering statement under Regulation A. A description of the rescission offer is included in “Risk Factors” and in a section titled “Rescission Offer.”

On an ongoing basis, the Company is making a number of changes to its Terms to clarify further that shares with respect to purchases by members will not be earned, and will not be delivered until the members comply with the Terms of Service, have provided the Company with their contact and tax information, have electronically completed and signed a Subscription Agreement and the Company has completed an AML check. Further, any such awards will be explicitly conditioned upon a qualified Offering Statement being in effect at the time the purchase is made and at the time the shares are earned.

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If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli
Partner

CrowdCheck Law LLP

cc:	Robert Grosshandler

iConsumer Corp.

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